SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 1

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1-2/3 PER SHARE

(Title of Class of Securities)

370442105

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Miller, Fink, Jacobs,

Glaser, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$868,000,000	$102,163.60

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,000,000 shares of the subject company (number of shares sought) by $31.00 (the purchase price per share offered by the Purchaser (as defined below)).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004, equals $117.70 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Purchaser”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,163.60	Filing Party: Tracinda Corporation
Form or Registration Number: Schedule TO	Date Filed: May 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”), filed in response to comments raised by the staff of the Securities and Exchange Commission’s Division of Corporation Finance, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 9, 2005 (the “Schedule TO”) by Tracinda Corporation relating to the tender offer by Tracinda for up to 28,000,000 shares of common stock, par value $1 2/3 per share (the “shares”), of General Motors Corporation, a Delaware corporation (“General Motors”), at a purchase price of $31.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated May 9, 2005, and in the related letter of transmittal.

In addition, in response to comments received from the Staff of the Securities and Exchange Commission, Mr. Kirk Kerkorian, the sole stockholder of Tracinda, is being added as a signatory to the Schedule TO. Tracinda and Mr. Kerkorian do not admit that Mr. Kerkorian is a co-bidder with Tracinda or that Mr. Kerkorian has any obligation arising out of, or relating to, the tender offer or the transactions contemplated thereby (other than as may arise as the controlling stockholder of Tracinda) under Section 20 of he Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related letter of transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

(1) The first full paragraph on page 2 of the Offer to Purchase is hereby amended to read as follows:

What effect will General Motors’ regular quarterly dividend have on the purchase price?

None. The $31.00 per share offer price is with without regard to General Motors’ regular quarterly dividend of $.50 to be paid on June 10, 2005 to stockholders of record at the close of business on May 19, 2005. Accordingly, stockholders of record on May 19, 2005 will be entitled to receive such dividend and there will be no reduction in the offer price for the shares as a result of such dividend. See Section 15 of this Offer to Purchase “Dividends and Distributions.”

(2) The fourth paragraph on page 4 of the Offer to Purchase, is hereby amended to read as follows:

What is the market value of my shares as of a recent date?

On May 3, 2005, the last trading day before we announced our intention to make our offer, the last sale price of the shares reported by the New York Stock Exchange was $27.77 per share. On May 6, 2005, the last trading day before we commenced our offer, the last sale price of the shares was $30.76 per share. You should note, however, that the high sales price of the shares in the first and second quarters of 2005 was $40.80 and $32.96 (through May 9, 2005), respectively. We advise you to obtain a recent price quotation for the shares, as well as information publicly available on General Motors shares which may be relevant in determining whether or not to tender your shares. Information regarding General Motors may be obtained from the website of the Securities and Exchange Commission (http://www.sec.gov). See Section 6 of this Offer to Purchase, “Price Range of the Shares; Dividends.”

(3) The first paragraph under the table in Section 6 “Price Range of the Shares; Dividends” of the Offer to Purchase is hereby amended to read as follows:

On May 3, 2005, the last trading day before we announced our intention to make our offer, the last sale price of the shares reported by the New York Stock Exchange was $27.77 per share. On May 6, 2005, the last trading day before we commenced our offer, the last sale price of the shares was $30.76 per share. You should note, however, that the high sales price of the shares in the first and second quarters of 2005 was $40.80 and $32.96 (through May 9, 2005), respectively. We urge you to obtain a recent price quotation for the shares, as well as information publicly available on General Motors which may be relevant in

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determining whether or not to tender your shares, before deciding whether to tender your shares. Information regarding General Motors may be obtained from the website of the Securities and Exchange Commission (http://www.sec.gov).

(4) The third paragraph of Section 9 “Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is hereby amended as follows:

In addition, Mr. Kerkorian serves on the board of directors of MGM MIRAGE, a Delaware corporation which is principally engaged in the lodging and gaming business. Mr. Kerkorian currently beneficially owns, through Tracinda, 79,196,432 shares of common stock of MGM MIRAGE or approximately 55% of such outstanding common stock. Stockholders can find additional information about MGM MIRAGE, which is subject to the informational requirements of the Exchange Act, at http://www.mgmmirage.com and http://www.sec.gov.

(5) Subsection (d) of Section 12 “Conditions to the Offer” of the Offer to Purchase is hereby amended as follows:

(d) there shall be threatened, instituted, or pending any action, proceeding, application or counterclaim by any person unrelated to Tracinda or by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or tribunal, domestic or foreign, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by us of the shares, or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares, (iii) seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares, including, but not limited to, the right to the shares purchased by us on all matters properly presented to the General Motors stockholders, (iv) might result, in our reasonable judgment, in a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by the Offer or the value of the shares to us, (v) otherwise could materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of General Motors or any of its subsidiaries or affiliates, or (vi) otherwise directly or indirectly relates to the Offer or which otherwise, in our reasonable judgment, might adversely affect us, General Motors or any of our or General Motors’ subsidiaries or affiliates or the value of the shares;

(6) The second and third paragraphs of Section 15 “Dividends and Distributions” of the Offer to Purchase are hereby amended to read as follows:

If General Motors should declare or pay any cash dividend or other distribution on the shares, other than the regular quarterly dividend of $.50 per share payable on June 10, 2005 to stockholder of record on May 19, 2005, or issue with respect to the shares, any additional shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the shares purchased pursuant to the Offer, to us or our nominees or transferees on the Company’s stock transfer records, then, subject to the provision of Section 12 of this Offer to Purchase, “Conditions to the Offer,” (i) the Offer price will be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. If the Offer price is reduced pursuant to the preceding sentence, and if at the time that notice of any such reduction in the Offer price is first published, sent or given to holders of shares, the Offer is scheduled to expire at any time earlier that the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days. Pending such remittance and subject to

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applicable law, we will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer price for the shares or deduct therefrom the amount or value thereof, as we determine in our sole discretion.

There will be no reduction in the offer price on account of General Motors’ regular quarterly dividend of $.50 per share payable on June 10, 2005 to stockholders of record on May 19, 2005.

(7) The second full paragraph on page 10 of the Offer to Purchase is hereby amended to read as follows:

Appointment: By executing a letter of transmittal, or a facsimile thereof, or, in the case of a book-entry transfer, by delivery of an agent’s message in lieu of a letter of transmittal, you will irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner the letter of transmittal sets forth, each with full power of substitution, to the full extent of your rights with respect to the shares tendered by you and accepted for payment by us and with respect to any and all other shares and other securities or rights issued or issuable in respect of such shares on or after the date of this Offer to Purchase. All these proxies will be considered coupled with an interest in the tendered shares and additional securities attributable thereto. This appointment will be effective when, and only to the extent that, we accept for payment shares tendered by you as provided herein. On that appointment, all prior powers of attorney, proxies and consents you have given with respect to the shares tendered by you and accepted for payment by us and all additional securities attributable thereto will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by you or on your behalf (and, if given, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to those shares and additional securities attributable thereto that you may have in respect of any annual, special or adjourned meeting of General Motors’ stockholders, actions by written consent without any such meeting or otherwise, as our designees in their sole discretion deem proper. General Motors’ annual meeting of stockholders is scheduled to take place prior to the expiration of the Offer. Accordingly, the foregoing proxy will not affect any proxies granted by stockholders for such meeting.

(8) Section 13 “Legal Matters” of the Offer to Purchase is hereby amended by adding the following:

Stockholders tendering in the offer will not waive any rights they may have under the federal securities laws.

ITEM 12 EXHIBITS

Item 12 of the original Schedule TO is hereby amended by adding the following exhibit:

(i) Power of Attorney executed by Kirk Kerkorian.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2005

TRACINDA CORPORATION A Nevada corporation

By:	/S/ ANTHONY L. MANDEKIC
Name: Anthony L. Mandekic Title: Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ ANTHONY L. MANDEKIC*
Name: Anthony L. Mandekic Title: *Attorney in fact

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